Filed by Fresenius Kabi Pharmaceuticals Holding, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  APP Pharmaceuticals, Inc.
Commission File No.: 333-152690

Fresenius and APP Pharmaceuticals Announce Clearance of APP Acquisition by U.S. Federal Trade Commission

02.09.2008
Bad Homburg v.d.H.

Fresenius SE and APP Pharmaceuticals, Inc., have received confirmation that the U.S. Federal Trade Commission (FTC) has completed its review of the proposed acquisition of APP Pharmaceuticals by Fresenius Kabi, a business segment of Fresenius SE. The FTC granted early termination of the waiting period under the Hart-Scott-Rodino Act without conditions. The German antitrust authorities had already approved the acquisition.

On July 7, 2008, Fresenius had announced the acquisition of APP Pharmaceuticals, an important step in the growth strategy of Fresenius Kabi. With the FTC review complete, Fresenius and APP expect the transaction to close mid September 2008, subject to certain other customary closing conditions.

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About Fresenius SE
Fresenius is a health care group with international operations, providing products and services for dialysis, hospital and outpatient medical care. In 2007, group sales were approx. € 11.4 billion. On June 30, 2008 the Fresenius Group had 117,453 employees worldwide.

For more information visit the Company’s website at www.fresenius.com.

About Fresenius Kabi
Fresenius Kabi is the leader in infusion therapy and clinical nutrition in Europe and in its most important countries of Latin America and Asia Pacific. Fresenius Kabi’s core product range includes infusion solutions for fluid substitution, blood volume expansion and parenteral nutrition, as well as products for enteral nutrition. Furthermore, the company provides concepts for ambulatory health care and is focused on managing and providing home therapies. With its philosophy “Caring for life” and a comprehensive product portfolio, the company aims at improving the quality of life of patients all over the world. On June 30, 2008 the company had 18,323 employees. In 2007, Fresenius Kabi achieved sales of € 2,030 million and an operating profit of € 332 million. Fresenius Kabi AG is a 100 % subsidiary of the health care group Fresenius SE.

This release contains forward-looking statements that are subject to certain risks and uncertainties. Future results could differ materially from those described in these forward-looking statements due to various factors, e.g., changes in the business, economic and competitive environment, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius does not undertake any responsibility to update the forward-looking statements in this release.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Fresenius Kabi Pharmaceuticals Holding, Inc. (formerly Fresenius Kabi Pharmaceuticals Holding, LLC) and APP filed relevant materials with the SEC, including a registration statement that contains a joint prospectus and information statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. Investors and security holders are urged to read the joint information statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Board of Management: Dr. Ulf M. Schneider (President and CEO), Rainer Baule, Dr. Francesco De Meo, Dr. Jürgen Götz, Dr. Ben Lipps, Stephan Sturm, Dr. Ernst Wastler
Supervisory Board: Dr. Gerd Krick (Chairman)
Registered Office: Bad Homburg, Germany/Commercial Register No. HRB 10660